                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             E-REX, INC.
            (Exact name of Small Business Issuer in its charter)



                NEVADA                                 88-0292890
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


1916 Pike Place, Suite 1405, Seattle, WA                   98101
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code: (206) 521-2090



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and
anticipated trends in the Company's business and demographics.   These
forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Company's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

A. E-Rex, Inc. (the "Company"), a Nevada corporation, was incorporated on August 26, 1986 as P.R. Stocks, Inc. On February 26, 1992, the Company changed its name to National Health & Safety Corporation. On November 12, 1992, the Company changed its name to Medgain International Corporation. On June 20, 1994 the Company changed its name to E-Rex, Inc.

On February 20, 1999 the Company entered into a merger agreement with Plantech Communications Systems, Inc. ("Plantech"), a privately held British Columbia, Canada, Corporation. Plantech was a development stage enterprise in the software, computer and internet area. From its inception in 1992 Plantech had no revenues.

Under the terms of the merger agreement, Plantech shareholders received one share of the Company's common stock for each outstanding share of Plantech stock. The Company issued 8,137,616 shares of its common stock in exchange for all the Plantech common shares outstanding as of February 20, 1999.

Plantech's results of operations are included in the Company's statement of operations from the date of merger, February 20, 1999, forward. The following table sets forth certain results of operations for the periods presented as if the Plantech business combination had been consummated on the same terms at the Plantech inception in 1992.
                                                            Inception
                              Jan. 1, 1999                  (8/26/86)
                               to Feb. 20,                 to Dec. 31,
                                1999                           1998

Revenues                     $          -                    $       -


    Net <loss>               $ <230,954>                   $ <616,086>


Corporate Operations.    The Company is a development stage enterprise
in the computer software, hardware and internet areas.

Product.   The Company shall market the "Dragonfly," a portable, multi-
function color printer, copier, fax and scanner with internet and e-
mail.   The unit features a touch screen and is designed to operate with the ease and simplicity of a copy machine for all phases of its
operation.   The Dragonfly incorporates Sun Microsystems Java and Jini
technology and represents the first generation of "smart" products combining the internet with new technology, competitive pricing and
shorter production time.   By building on the network connectivity
provided by Java, the product supports a diverse range of connectivity options, ranging from satellite uplink to ordinary and cellular modems and Ethernet networks.

Pricing of the Company's product has not yet been determined.

The Company is presently completing the initial prototypes of the "Dragonfly" after two "Dragonfly" mock-up prototypes were successfully demonstrated at the Java One conference at the Moscone Centre in San
Francisco sponsored by Sun MicroSystems.   The Company is currently
negotiating a technology and licensing agreement with Sun Microsystems.

The approximate time frame including testing of these prototypes will be 2-3 months simultaneously negotiating with interested financial parties to secure the necessary capital for commencement operations.

As soon as the initial prototypes are fully operational, demonstrations with major OEM corporations will be arranged.

Marketing.   The Company intends to market its products directly
through the internet and print media, as well as through other avenues, during the second half of 1999.

Manufacturing.  The Company does not intend to establish its own
manufacturing plant.   The production plan entails coordination and
liaison with existing manufacturing facilities.   The Company will
provide quality control personnel at these plants and will also maintain research and development facilities in North America.

Research and Development.   The Company utilized the subcontract's
fully equipped mechanical and electrical research and testing facilities at British Columbia Institute of Technology.

Competition.   There is significant competition in the computer
software, hardware and internet industries.   The Company competes with
established companies and other entities (many of which possess
substantially greater resources than the Company).   Almost all
of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company now has, or will have in the foreseeable
future.   It is also likely that other competitors will emerge in the
near future.   There is no assurance that the Company will compete
successfully with other established computer software and internet
companies.   The Company shall compete on the basis of quality and
price. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Dependence on One or a Few Major Customers.   The Company does not
expect that any single customer will account for more than ten percent of its business.

Employees. The Company currently employs no full time persons or part
time persons.   The Company shall employ individuals as required.   The
Company subcontracts as required

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products and services will be dependent on, among other things, market acceptance of the Company's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products and services, the Company's business operations, upon commencement, may be adversely affected by the Company's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.
Initial working capital has been primarily obtained through advances from the Company's chief executive officer.

The Company does not anticipate receipt of any revenues from its products and services in the short term.

The Company received proceeds from the sale of Common Stock of $41,666 for the six months ended June 30, 1999 resulting in net cash provided by financing activities of $41,666.

The Company conducted no financing activities for the six months ended June 30, 1998.

The Company had no investing activities for the six months ended June
30, 1999.

The Company had no investing activities for the six months ended June
30, 1998.

Results of Operations.   Since inception, the Company has not received
any revenues from operations.   For the six months ended June 30, 1999,
the Company had a net loss of $305,802.   The Company had a
depreciation expense of $210 and issued common stock valued at $2,600
for services for the six month period ended June 30, 1999.   The
Company had an increase in accounts payable to $98,407 and a decrease in other expenses of $12,925 resulting in net cash used in operating activities of ($217,509).

General and administrative expenses were $80,069 and consisted primarily of accounting and audit fees of $20,208, written off-business combination costs of $10,785, legal fees and disbursements of $13,043, rent of $6,814, wages of $25,836, management fees of $1,646, travel expenses of $3,540, trade shows and exhibitions of $6,995, transfer agent fees of $2,350, office supplies of $1,385 and an adjustment item of ($12,533) due to the Company's inability to obtain detailed information regarding some of the above items for the six months ended June 30, 1999. Research and development expenses were $224,269 for the six months ended June 30, 1999.

For the six months ended June 30, 1998, the Company had a net loss of
$8,850.   General and administrative expenses were $8,850 and consisted primarily of accounting and audit fees of $1,500, legal fees and disbursements of $1,500, telecommunications of $1,500, office supplies of $300, automobile expenses of $500, business promotion and entertainment of $500 and miscellaneous expenses of $3,050 for the six months ended June 30, 1998.

Plan of Operation. The Company is not delinquent in any of its obligations even though the Company has generated no operating
revenues.   However, the Company continues its efforts to raise
capital.   The Company does not currently have sufficient capital to
continue operations for the next twelve months and will have to raise additional capital to meet its business objectives as well as 1934 Act
reporting requirements.   The Company intends to pursue its business
plan and meet its reporting requirements utilizing cash made available from advances by Dr. Bauer, its chief executive officer and the private
and future public sale of its securities.   The Company's management is
of the opinion that revenues from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

The Company is presently completing the initial prototypes of the "Dragonfly" after two "Dragonfly" mock-up prototypes were successfully demonstrated at the Java One conference at the Moscone Centre in San Francisco sponsored by Sun MicroSystems.

The approximate time frame including testing of these prototypes will be 2-3 months simultaneously negotiating with interested financial parties to secure the necessary capital for operations.

As soon as the initial prototypes are fully operational, demonstrations with major OEM corporations will be arranged.

The Company will not establish its own manufacturing plant, however, it will provide quality control personnel at these plants and will also maintain research and development facilities to secure development of
products presently in the planning stage.   The Company does not expect
to purchase any significant plant or equipment within the next twelve months.

Other than described above, the Company does not expect significant changes in the number of employees during the next twelve months.

On a long-term basis, the Company's liquidity is dependent on commencement of operations, revenue generation, additional infusions of
capital and potential debt financing.   Company management believes
that additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain the needed additional equity or debt financing in the future.

Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues. Successful implementation of this plan is expected to mitigate any extraordinary expenses related to the Year 2000 issue. The Company has a reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial conditions. The plan is that the Company has or is installing all new information technology systems, including computer hardware and software which are Year 2000 compliant. This is the first generation of equipment and software for
the Company since it has just recently begun operations.   The cost of
complying with any Year 2000 issues is deemed to be immaterial due to
the state of development the Company is currently in.   Additionally
all contractors will be required to prove compliance to relevant Year 2000 issues prior to commencing work for or with the Company.

The Company plans to contact all material customers, vendors, suppliers and non-information technology suppliers (if any) regarding their Year
2000 state of readiness.   This process will be conducted over the next
six to nine months. No assurance can be given that the Year 2000 compliance plan will be completed successfully by the Year 2000. The Company's current contingency plan is simplistic and involves operating on a manual basis for a short period of time without interruption of service or quality.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive and northern research facility is located in
downtown Squamish, a 45 minute drive from North Vancouver.   Located in
the Mountain View Building, these facilities include 1,700 square feet of space including several development stations, an extensive 1,200
book technical library and a hardware prototyping station.   The
facilities also include general office space, a high speed internet
connection and a multi-platform network testbed.   These facilities are
leased on an annual basis at the monthly lease rate of $700.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently 14,805,832 Common Shares outstanding.   The
following tabulates holdings of shares and other securities of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                     Percentage of
                              Number & Class(1)       Outstanding
Name and Address                  of Shares          Common Shares

Adolf (Adi) Bauer               7,977,616                   53.88%
Suite 102, 145 West 15th Street
North Vancouver, B.C. V7M 1R9

Paul MacPherson                   112,000                     .76%
P.O. Box 603, Guelph
Ontario, Canada N1H 6L3

Steven E. Owlett                1,100,000                    7.43%
P.O. 1032
Wellsboro, PA 16901

Rod Patterson                      20,000                     .14%
#805 - 1250 Bute Street
Vancouver, British Columbia V6E-1Z9

Officers and Directors as a Group
(4 persons)                     9,209,616                   62.20%

(1)   Dr. A.F. Bauer is CEO, President and a Director of the Company.
(2)   Steven E. Owlett is General Counsel and a Director of the Company.
(3)   Paul R. MacPherson is a Director of the Company
(4)   Rod Patterson is CFO and Secretary of the Company.

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.



ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for Directors of the Company.  The Board of Directors has
primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions.  The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Company.    Directors receive no cash compensation or fees for their
services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 1999.

The Executive Officers and Directors are:

Name                                           Position                Term(s) of Office

Adolph (Adi) Bauer                           President, Director      February 20, 1999
                                                                          To present

Paul Macpherson                               Director                February 20, 1999
                                                                          To present

Rod Patterson                         Chief Financial Officer         February 20, 1999
                                              Secretary                 To present

Steve Owlett                                  Director                February 20, 1999
                                                                          To present

Mr. Bauer will devote approximately 100% of his time to the business
until circumstances justify additional commitments of time.   Mr.
Patterson will devote approximately 20% of his time to the business.

Resumes:

Adolf (Adi) Bauer.   Dr. Bauer is currently the Chief Executive Officer
and a Director of the Company.   Dr. Bauer incorporated Plantech
Communications Systems, Inc., a computer software company in January 1992 and served as its president and chief executive officer until its
merger into the Company in February 1999.   Dr. Bauer received his
Austrian Federal Diploma in mechanical engineering (Dr. Eng.) from Technische Hochschule (University), Vienna, Austria in 1948.

Over the past forty years, Dr. Bauer has engaged in management and consulting assignments on a self-employment basis on multi-billion dollar engineering and construction projects in Europe, North America,
South America, Australia, the Far East and the Middle East.   These
projects were completed for entities such as Bechtel, Inc., International Consulting Firm, D.M.J.M./A.T.E. Joint Venture (1979-
1981), Trans Canada Pipelines (1982-1983) and Canadian Hi-Tech Control Systems Ltd. (1981).

Paul MacPherson.   Mr. MacPherson is a Director of the Company.   From
1977 to present, Mr. MacPherson has been President of Valcom, Ltd., a
company engaged in computer software design and testing.   Mr.
MacPherson was a Director of Lanvista Corporation from 1990 to 1997. From 1990 to 1998, Mr. MacPherson was a member of Air Industries Association of Canada Small and Medium Siz Companies Policy Committee. Mr. MacPherson graduated with a B.A. in Social Studies from McMaster
University in 1957.    Mr. MacPherson graduated with a M.B.A. in
Business Adminstration from the University of Western Ontario in 1963.

Rod Patterson.    Mr. Patterson is Chief Financial Officer and Secretary of
the Company. Rod Patterson.   Mr. Patterson has over 25 years as a General
Public Accountant. He has previously served as Secretary-Treasurer of a School Board for five years, and as a Cost Accountant for a large steel warehousing and distribution plant having annual sales in excess of $50 million. In addition, he has worked with a Chartered Bank as Branch Accountant. He has worked for Plantech for the last five years as an administrative manager/ financial officer. He has worked as an independent accountant for a number of corporations for twelve years. Background in accounting, taxation, and Canadian and US securities law.

Steven E. Owlett, Esquire.   Mr. Owlett is a Director of the Company,   From
1987 to present, Mr. Owlett has worked as an attorney at Spencer, Gleason & Hebe. His practice includes all phases of general practice, including municipal, enviRodmental, natural resources, workmens compensation, criminal
and domestic litigation and appellate.   Since May 1992 to present, Mr.
Owlett has worked as a part-time consultant emphasizing enviRodmental law and
natural resources.   Mr. Owlett received a Bachelor of Arts degree in
enviRodmental science from Franklin & Marshall College in 1980.   In 1986,
Mr. Owlett received a Juris Doctor degree from the Northwestern School of Law where he was on the EnviRodmental Law Review and received a Certificate of Achievement in EnviRodmental/Natural Resources Law.

Remuneration.   No salaries have been paid to executive officers and
there are currently no proposed employment arrangements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of June 30, 1999 the Company had approximately $65,000 in advances due to Dr. Bauer, its chief executive officer and director.

The Company entered into a oral contract for design and integration work with Valcom, Ltd., an entity controlled by Mr. MacPherson, a
director of the Company.   Valcom, Ltd. shall supply five prototypes of
the Dragonfly.   The work is to be done on an ongoing basis.  To date,
the Company has paid $50,000Canadian ($31,336US) on account.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of
the Company's Certificate of Incorporation and Bylaws, as amended.
Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Stock. The Company's articles of incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of the Company are entitled
to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent.  Nevada Agency and Trust Company acts as the
Company's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company Common Stock is listed for trading under the symbol "EREX" in the over-the-counter market on the OTC Bulletin Board maintained by the NASD.

The following table sets forth the range of high and low bid quotations for the Company's common stock for each quarter since the Company commenced trading on June 17, 1998, as reported on the NASD Bulletin Board, by Herzog, Pinson, Alexander, Frankel, Wein Securities, Sharp, Acap, Hill Thompson, Meyerson, Knight, Andrew Garrett and NAIB, the
Company's market makers.    The quotations represent inter-dealer
prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

        Quarter  Ended                   High  Bid              Low Bid
              6/30/98                     .04                      .04
              9/30/98                     .04                      .04
             12/30/98                     .30                      .04
              3/31/99                     .91                      .25
              6/30/99                    1.50                     .625

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of June 30, 1999, the number of holders of Company's common stock was 135.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes that may result in legal proceedings.

In 1993 the Company initiated legal action against a former merger candidate, and several of its principals, primarily to recover monies advanced to the merger candidate and not returned to the Company when the merger was not consummated.

In October, 1997 a settlement agreement relating to the above action
was entered into.   In November 1997 the Company received, net of
attorney's fees, $120,726 to settle this matter.

The Company received a Writ of Summons in Vancouver, B.C. from Gerry Wolfe. Mr. Wolfe is suing for breach of a contract to pay him a finders fee for raising money for Plantech. Mr. Wolfe is suing
Plantech, the Company and Dr. Bauer.   Mr. Wolfe did not effectuate
proper service on all parties.   Management contends Mr. Wolfe did not
raise any funds on behalf of Plantech and expects the outcome of any litigation to be favorable to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In the fourth quarter of 1997, the Company issued 30,000 Common Shares for services at $.001 per Common Share to the following individuals

Name                    Number of Shares
Suzy Frost                     10,000
Curtis M. Jamison              10,000
Elliott Pearson                10,000

These issuances were made to sophisticated investors pursuant to
Section 4(2) of the Securities Act of 1933.

In November 1998, the Company issued 1,682,000 for services valued at $.001 per Common Shares to the following individuals.

Name                    Number of Shares
Elliott Pearson             1,050,000
Curtis M. Jamison             500,000
Lorita Chittenden              32,000
Suzy Frost                    100,000

These issuances were made to sophisticated investors pursuant to
Section 4(2) of the Securities Act of 1933.

In the December 1998 and the first quarter of 1999, the Company issued 2,009,000 Common Shares to the following individuals.

Ontor N.V. Limited             250,000
Marrick Investments Limited    250,000
Skyridge Holdings, Inc.        100,000
Bellgate Ltd.                  250,000
White Star, Inc.               249,500
Cardav Finance S.A.            249,500
Algorie, Inc.                  250,000
Steven E. Owlett (services)    100,000
Paul Daust (services)          300,000
Mark McDonald                   10,000

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Company's management. No commissions or other remuneration was paid to anyone.

In December 1998, the Company issued an aggregate of 100,000 for services valued at .10 per Common Share to Paul Daust.

This issuance was made to a sophisticated investor pursuant to Section 4(2) of the Securities Act of 1933.

During February 1999, the Company issued 9,977,616 to the following individuals as part of the business combination with Plantech
Communications Systems

Dr. A.F. Bauer                 7,977,616
Paul Daust                     1,000,000
Steven E. Owlett, Esq.         1,000,000

These issuances were made to sophisticated investors pursuant to
Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet dated June 30, 1999
Unaudited Statement of Operations for the six months ended June 30, 1999 and 1998
Unaudited Statement of Cash Flows for the six months ended June 30, 1999 and 1998
Notes to Financial Statements

Independent Auditor's Report dated May 28, 1999
Balance Sheets - March 31, 1999
Statement of Operations for the Period From Inception (August 26, 1986) to March 31, 1999
Statement of Stockholders' Equity for the Period From Inception (August 26, 1986) to March 31, 1999
Statement of Cash Flows for the Period From Inception (August 26, 1986) to March 31, 1999
Notes to Financial Statements

E-Rex, Inc.
(A Development Stage Company)
Balance Sheet
June 30, 1999





ASSETS

Current Assets
Cash                                       203
                                         -----
Total current assets                       203

Fixed Asset
   Furniture and equipment               4,938
   <Less> Accumulated depreciation      <2,744>
Total fixed assets                       2,194
Other Assets
Deposit                                 31,336
                                       -------
Total other assets                      31,336
                                       -------
                                       $33,733
                                       =======

LIABILITIES AND STOCKHOLDERS' EQUITY <DEFICIT>


Current Liabilities
   Accounts Payable                    $98,407
Accrued Expenses                        12,925
                                       -------
Total current liabilities              111,332

Stockholders' Equity <Deficit>
   Common stock, $.001 par value,
   100,000,000 shares authorized;
   15,231,832 shares issued and
   outstanding                          15,232
   Additional paid-in - capital        537,514
<Deficit> accumulated during
development stage	                     <630,345>
                                      --------
Total stockholders' equity <deficit>   <77,599>

                                      $ 33,733
                                      ========
See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Operations
For the six months ended June 30, 1999 and 1998

                               Six              Six
                              Months          Months
                              Ended            Ended
                             June 30,         June 30,
                               1999             1998
Revenues                      $     -          $     -


Expenses:
  Research & Development      $224,269         $     -
  General and
  Administrative                80,069           8,850
                              --------         -------
<Loss> from
operations                    $304,338         $ 8,850

Other Income:
Interest income                      -               -
                              --------         -------
Income <loss>
  before income
  taxes                       $304,338         $ 8,850

Income taxes                         -               -
                              --------         -------
NET INCOME<LOSS>

Basic EPS                     $   <.02>        $  <.01>

Weighted average
shares outstanding           15,231,832         818,716

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the six months ended June 30, 1999 and 1998

                                     Six        Six
                                    Months      Months
                                    Ended       Ended
                                   June 30,    June 30,
                                    1999        1999
Cash flows from/<for>
operating activities
Continuing operations

Income <loss>
from operations                   $(305,802)    $(8,850)
Adjustments to reconcile
net income <loss> to net
cash provided <used> by
operating activities:
  Depreciation Expense                  210           -
  Stock issued for
   Services                           2,600           -
Changes in operating
assets and operating
liabilities
  Accounts payable                   98,407           -
  Other                             (12,925)      8,850
                                   --------      ------
Net Cash provided<Used> by
  operating Activities             (217,509)          -

Cash flows from/<for>
 financing activities
  Proceeds from issuance
   of common stock                   41,666           -
                                   --------      ------
Net Cash provided by
financing activities                 41,666           -
                                   --------      ------
Net increase (decrease)
in cash                            (175,844)          -

Cash at beginning of
Period                             $176,047           -
                                   --------      ------
Cash at end of period              $    203           -
</TABLE

Supplemental cash flows information:
Cash paid during the period for:

Interest                          $      -       $     -
Income taxes                      $      -       $     -

Noncash financing
transactions:
Issuance of common
stock for services                 $ 2,600       $     -

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Notes to Financial Statements
June 30, 1999

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations
E-Rex, Inc. (the "Company"), a Nevada corporation, was incorporated on August 26, 1986 as P.R. Stocks, Inc. On February 26, 1992, the Company changed its name to National Health & Safety Corporation. On November 12, 1992, the Company changed its name to Medgain International Corporation. On June 20, 1994 the Company changed its name to E-Rex, Inc. On February 20, 1999 the Company entered into a business combination (see Note 5). To date, the Company has had no revenues. The Company is in the development stage.

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $630,345 for the period from inception (August 26, 1986) to June 30, 1999. This factor, among others, raises substantial doubt as to the Company's ability to continue as a going concern.

The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

NOTE 3 - Development stage company

A development stage company is one for which principal operations have not commenced or principal operations have generated an insignificant amount of revenue. Management of a development stage company devotes most of its activities to establishing a new business. Operating losses have been incurred through June 30, 1999, and the Company continues to use, rather than provide, working capital in this operation. Although management believes that it is pursuing a course of action that will provide successful future operations, the outcome of these matters is uncertain.

NOTE 4 - Related party transactions

As of June 30, 1999 the Company had approximately $65,000 in advances due to it chief executive officer/director/shareholder. This amount is included on the balance sheet in accounts payable.

The Company entered into a contract for design and integration work with an entity controlled by one of the Company's directors/shareholders. The $31,336 deposit on the balance sheet as of June 30, 1999 was with this entity.

E-REX, INC.
Financial Statements
March 31, 1999

JAAK (JACK) OLESK
Certified Public Accountant
270 North Canon Drive, Suite 203
Beverly Ells, California 90210
(310) 288-0693

INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors E-Rex, Inc.

I have audited the accompanying balance sheet of E-Rex, Inc. (a development stage company) as of March 31, 1999, and the related statements of operations, stockholders, equity and cash flows for the three months ended March 31, 1999, the year ended December 31, 1998, the year ended December 31, 1997 and for the period from inception (August 26, 1986) to March 31, 1999. These financial statements are the responsibility of Company's management.
My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Rex, Inc. (a development stage company) as of March 31, 1999, and the results of its operations and its cash flows for the three months ended March 31, 1999, the year ended December 31, 1998, the year ended December 31, 1997 and for the period from inception (August 26, 1986) to March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jack Olesk, CPA
Beverly Hills, California
May 28, 1999

E-Rex, Inc.
(A Development Stage Company)
Balance Sheet
March 31, 1999





ASSETS

Current Assets                        $ 33,154
Cash
Total current assets                    33,154

Fixed Asset
   Furniture and equipment               4,938
   <Less> Accumulated depreciation      <2,534>
Total fixed assets                       2,404
Other Assets
Deposit	                                 31,336
Total other assets                      31,336
                                       $66,894


LIABILITIES AND STOCKHOLDERS' EQUITY <DEFICIT>


Current Liabilities
   Accounts Payable                    $96,684
Accrued Expenses                         7,000
Total current liabilities              103,684

Stockholders' Equity <Deficit>
   Common stock, $.001 par value,
   100,000,000 shares authorized;
   14,805,832 shares issued and
   outstanding                           4,806
   Additional paid-in - capital        502,782
<Deficit> accumulated during
development stage	                     <554,378>
Total stockholders' equity <deficit>   <36,790>

                                      $ 66,894

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Operations
For the period from inception (August 26, 1986) to March 31, 1999

                Three
                Months        Year             Year              Inception
                Ended         Ended            Ended             (8/26/86)
               Mar. 31        Dec. 31,         Dec. 31,          to Mar. 31,
               1999           1998             1997              1999
Revenues        $             $                $                 $


Expenses:
  General and
  Administrative 229,835       27,703           68,704            676,543
<Loss> from
operations      <229,835>     <27,703>         <68,704>          <676,543>
Other Income:
Interest income      -          1,210              229              1,439

Recovery from
lawsuit              -             -          $120,726            120,726

Income <loss>
  before income
  taxes         <229,835>     <26,493>          52,251           <554,378>

Income taxes         -            -                -                  -

NET INCOME<LOSS>$<229,835>  $ <26,493>        $ 52,251          $<554,378>


Basic EPS       $    <.03>  $    <.02>        $    .06          $    <.53>

Weighted average
shares outstanding7,695,421  1,178,841          803,195          1,042,857

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
For the period from inception (August 26, 1986) to March 31, 1999

                                                             <Deficit>
                                                            Accumulated
                                            Additional      During the
                        Common   Stock        Paid-In       Development
                        Shares   Amount      Capital        Stage              Total
Common shares issued
on Aug. 26, 1986,
for $.044 per share     250,000   $250       $ 10,750          $-            $11,000

Common shares issued
to the public for
$1.00 per share-1987     93,215     93         93,122           -             93,215

Deferred offering cost
offset against additional
paid-in capital-1987        -        -         <7,663>          -             <7,663>

Common shares issuance
on Feb. 4, 1992, for
$1.00 per share         166,716    167        166,549           -            166,716

Deferred offering costs
offset against additional
paid-in capital-Feb.,1992     -     -         <26,l25>          -            <26,125>

Common shares issued on
Feb. 4, 1992 for
Services                136,785    137         27,220                         27,357

Common shares issued
to the public on
Feb. 3, 1993 for $4.00
per share                32,000     32        127,968         -              128,000

Deferred offering costs
offset against additional
paid-in capital-Feb.,1993    -       -        <74,239>        -              <74,239>

Common shares issued for
legal services on April
29, 1993                110,000    110         21,890                          22,000

Net <loss> for period
from inception
August 28, 1986 through
December 31, 1996           -       -             -         <350,301>       <350,301>

Balance, Dec. 31,1996   788,716   $789      $ 339,472      $<350,301>       $<10,040>

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Changes in Stockholders' Equity (Continued)
For the period from inception (August 26, 1986) to March 31, 1999

                                                             <Deficit>
                                                            Accumulated
                                            Additional      During the
                        Common   Stock        Paid-In       Development
                        Shares   Amount      Capital        Stage              Total
Balance, Dec. 31, 1996  788,716 $  789       $339,472        $<350,301>   $ <10,040>

Common Shares issued
for services
Sept., 1997              30,000     30         -                 -               30

Net income for the year
ended Dec. 31, 1997         -        -         -                52,251       52,251

Balance, Dec. 31, 1997  818,716    819       339,472          <298,050>      42,241

Common shares
issued for services,
Nov., 1998            1,682,000  1,682         1,000               -          2,682

Common shares issued
in Rule 504 offering,
Nov. and Dec., 1998   1,539,500  1,539       152,410              -         153,949

Common shares issued
for services, Dec.,1998 100,000    100         9,900              -          10,000

Net <loss> for
year ended
Dec. 31, 1998              -        -             -           <26,493>     <26,493>

Balance, Dec. 31, 1998 4,140,216  4,140      502,782         <324,543>      182,379

Common shares
issued for
business combination,
February, 1999         8,137,616  8,138         -                             8,138

Common shares
issued for
services during three
months ended
March 31, 1999         2,528,000  2,528                                        2,528

Net <loss> for three
months ended
March 31, 1999             -      -           -              <229,835>      <229,835>

Balance, March  31,
1999                  14,805,832 $14,806     $502,782       $<554,378>       <36,790>

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the period from inception (August 26, 1986) to March 31, 1999

                       Three
                       Months       Year        Year              Inception
                       Ended        Ended       Ended             (8/26/86)
                       Mar. 31,     Dec. 31,    Dec. 31,         to Mar. 31,
                        1999        1998         1997                1999
Cash flows from/<for>
operating activities
Continuing operations
income <loss>
from operations      $<229,835>   $<26,493>     $ 52,251         $<554,378>
Adjustments to reconcile
net income <loss> to net
cash provided <used> by
operating activities
Stock issued for
Services                 2,528     12,682             30             64,596
Changes in operating
assets and operating
liabilities
Accounts payable        86,549       <366>           460             96,684
Other                  <12,801>   <16,467>            -             <29,268
Net Cash provided
<Used> by
operating Activities  <153,559>   <30,644>        52,741           <422,366>
Cash flows from/<for>
financing activities
Proceeds from issuance
of common stock,
including paid-in
capital                 10,666    153,950          -                 563,547
Offering costs           -          -              -               <108,027>
Net Cash provided by
financing activities    10,666    153,95           -                 455,520
Net increase (decrease)
in cash               <142,893>  123,306           -                 455,520
Cash at beginning of
Period                 176,047    52,741           -                       -

Cash at end of period $ 33,154  $176,047       $ 52,741              $33,154
</TABLE

Supplemental cash flows information:
Cash paid during the period for:

Interest                $  -     $ -           $     -               $    -

Income taxes             $  -     $ -           $     -               $    -

Noncash financing
transactions:
Issuance of common
stock for services       $ 2,52   $ 12,682       $30                 $64,596

See accompanying notes to financial statements.

E-Rex, Inc.
(A Development Stage Company)
Notes to Financial Statements
March 31, 1999

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations
E-Rex, Inc. (the "Company"), a Nevada corporation, was incorporated on August 26, 1986 as P.R. Stocks, Inc. On February 26, 1992, the Company changed its name to National Health & Safety Corporation. On November 12, 1992, the Company changed its name to Medgain International Corporation. On June 20, 1994 the Company changed its name to E-Rex, Inc. On February 20, 1999 the Company entered into a business combination (see Note 5). To date, the Company has had no revenues. The Company is in the development stage.

Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

Earnings <Loss> Per Share
The computation of earnings <loss> per share of common stock is based on the weighted average number of shares outstanding during the period presented.

Issuance of Shares for Services
Valuation of shares for services is based on the fair market value of services.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes
The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." (see Note 3).

Functional Currency
All amounts in the Company's financial statements and related footnotes are stated in US dollars. The Company had no significant gains or losses from foreign currency conversions.

Reclassification
Certain amounts in prior periods, financial statements have been reclassified to conform to the current period presentation.

E-Rex, Inc.
(A Development Stage Company)
Notes to Financial Statements (Continued)
March 31, 1999

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $554,378 for the period from inception (August 26, 1986) to March 31, 1999. This factor, among others, raises substantial doubt as to the Company's ability to continue as a going concern.

The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

NOTE 3 - Income taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated cumulative taxable income since inception, no provision for income taxes has been provided. At March 31, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern).
At March 31, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

NOTE 4 - Development stage company

A development stage company is one for which principal operations have not commenced or principal operations have generated an insignificant amount of revenue. Management of a development stage company devotes most of its activities to establishing a new business. Operating losses have been incurred through March 31, 1999, and the Company continues to use, rather than provide, working capital in this operation. Although management believes that it is pursuing a course of action that will provide successful future operations, the outcome of these matters is uncertain.

E-Rex, Inc.
(A Development Stage Company)
Notes to Financial Statements (Continued)
March 31, 1999

Note 5 - Business combination

On February 20, 1999 the Company entered into a merger agreement with Plantech Communications Systems, Inc. ("Plantech"), a privately held British Columbia, Canada, Corporation. Plantech is a development stage enterprise in the software, computer and internet area. From inception in 1992 to date Plantech has had no revenues.

Under the terms of the merger agreement, Plantech shareholders received one share of the Company's common stock for each outstanding share of Plantech stock. The Company issued 8,137,616 shares of its common stock in exchange for all the Plantech common shares outstanding as of February 20, 1999.

The above business combination was accounted for under the purchase method. There was no significant difference between the purchase cost and the fair value of net assets/liabilities acquired, thus no goodwill or negative goodwill was recorded.

Plantech's results of operations are included in the Company's statement of operations from the date of merger, February 20, 1999, forward. The following table sets forth certain results of operations for the periods presented as if the Plantech business combination had
been consummated on the same terms at the Plantech 	inception in 1992.
                                                            Inception
                              Jan. 1, 1999                  (8/26/86)
                               to Feb. 20,                 to Dec. 31,
                                1999                           1998

Revenues                     $          -                    $       -


    Net <loss>               $ <230,954>                   $ <616,086>


NOTE 6 - Recovery from lawsuit

In 1993 the Company initiated legal action against a former merger candidate, and several of its principals, primarily to recover monies advanced to the merger candidate and not returned to the Company when the merger was not consummated.

In October, 1997 a settlement agreement relating to the above action was entered in to. In November, 1997 the Company received, net of attorney's fees, $120,726 to settle this matter.

E-Rex, Inc.
(A Development Stage Company)
Notes to Financial Statements (Continued)
March 31, 1999

NOTE 7 - Related party transactions

As of March 31, 1999 the Company had approximately $65,000 in advances due to it chief executive officer/director/shareholder. This amount is included on the balance sheet in accounts payable.

The Company entered into a contract for design and integration work with an entity controlled by one of the Company's directors/shareholders. The $31,336 deposit on the balance sheet as of March 31, 1999 was with this entity.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws
(4) Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1)    Articles of Incorporation
(3.2)    Bylaws
(4)      Common Stock Certificate
(27)     Financial Data Schedule

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        E-REX, INC.

Date: September 7, 1999                /s/ Adolf (Adi) Bauer
                                       -------------------------
                                       By: Adolf (Adi) Bauer, President